================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                          -----------------------------

                                    FORM 11-K

     (Mark One)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the period ended September 1, 2001        Commission file number 1-9553

                                       OR

[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




                           MTVi GROUP INVESTMENT PLAN
     -----------------------------------------------------------------------
                            (Full title of the plan)


                                   VIACOM INC.
     -----------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  1515 Broadway
                            New York, New York 10036
     -----------------------------------------------------------------------
                    (Address of principal executive offices)



================================================================================

                           MTVi GROUP INVESTMENT PLAN
                              FINANCIAL STATEMENTS

                                SEPTEMBER 1, 2001

                                      INDEX
                                      -----

                                                                                     Pages
                                                                                     -----
(a) Financial Statements:
       Report of Independent Accountants ........................................      1

       Statement of net assets available for benefits
            at September 1, 2001 and December 31, 2000 ..........................      2

       Statement of changes in net assets available for benefits
            for the eight months ended September 1, 2001 ........................      3

       Notes to financial statements ............................................    4-10


                                                                                   Schedule
                                                                                   --------
       Supplemental Schedule:
           Schedule of reportable transactions
                for the eight months ended September 1, 2001 ....................      I

       All other schedules are omitted as not applicable or not required.

(b) Exhibit:

       I - Consent of Independent Accountants


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                                  MTVi GROUP INVESTMENT PLAN

Date:  February 22, 2002                  By:       /s/ Barbara Mickowski
                                              ----------------------------------
                                                        Barbara Mickowski
                                              Member of the Retirement Committee

                        Report of Independent Accountants
                        ---------------------------------


To the Participants and
Administrator of the
MTVi Group Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MTVi Group Investment Plan (the "Plan") at September 1, 2001 and December 31, 2000, and the changes in net assets available for benefits for the eight month period ended September 1, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Effective September 1, 2001, the net assets of the Plan were merged with the Viacom 401(k) Plan.


PricewaterhouseCoopers LLP


New York, New York
February 14, 2002

                           MTVi GROUP INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                        At September 1, 2001     At December 31, 2000
                                                        --------------------     --------------------
   Assets
   ------
   Investments, at fair value:
      Registered investment companies ............            $    --                 $  2,221,183
      Viacom Inc. Common Stock ...................                 --                      800,328
      Loans to participants ......................                 --                       16,395

   Investments, at contract value:
      Plan's interest in Master Trust ............                 --                       74,083
                                                        --------------------     --------------------

              Total investments ..................                 --                    3,111,989
                                                        --------------------     --------------------

   Receivables:
       Investment income .........................                 --                           55
       Contributions:
         Employee ................................                 --                       26,319
         Employer ................................                 --                        8,561
                                                        --------------------     --------------------
            Total receivables ....................                 --                       34,935
                                                        --------------------     --------------------
   Total assets ..................................                 --                    3,146,924

   Liabilities
   -----------
   Accrued expenses ..............................                 --                        9,244
                                                        --------------------     --------------------

   Net assets available for benefits .............            $    --                 $  3,137,680
                                                        ====================     ====================



   The accompanying notes are an integral part of these financial statements.

                           MTVi GROUP INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                           For the Eight
                                                                         Month Period from
                                                                      January 1, 2001 through
                                                                         September 1, 2001
                                                                      -----------------------
 Additions to net assets attributed to:
     Contributions:
         Employee ..............................................           $       649,818
         Employer ..............................................                   211,407
         Rollover ..............................................                    57,197

     Investment income .........................................                    11,783

     Plan's interest in Master Trust investment income .........                     4,702
                                                                      -----------------------
        Total additions ........................................                   934,907
                                                                      -----------------------

 Deductions to net assets attributed to:
     Benefits paid to participants .............................                  (172,944)
     Plan expenses .............................................                    (4,887)
     Net depreciation in fair value of investments .............                  (584,533)
                                                                      -----------------------
        Total deductions .......................................                  (762,364)
                                                                      -----------------------
        Net increase ...........................................                   172,543
 Transfer to Viacom 401(k) Plan (Note 1) .......................                (3,310,223)
 Net assets available for benefits, beginning of the period ....                 3,137,680
                                                                      -----------------------

 Net assets available for benefits, end of the period ..........           $            --
                                                                      =======================



   The accompanying notes are an integral part of these financial statements.

                           MTVi GROUP INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the MTVi Group Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

MTVi Group, L.P. (the "Partnership"), the sponsor of the Plan until September 1, 2001, is a limited partnership in which Viacom International Inc. owns a majority interest. Viacom Inc. is the parent company of Viacom International Inc. Effective September 1, 2001, the Plan was merged into the Viacom 401(k) Plan, formerly known as the Viacom Investment Plan, a defined contribution 401(k) plan sponsored by Viacom Inc., and all net assets were transferred to the Viacom 401(k) Plan.

The Plan became effective on April 1, 2000. Eligible employees became participants in the Plan following the attainment of age 18 and completion of 90 days of employment service, generally measured from date of hire. Effective January 1, 2001, the service requirement for full-time employees was eliminated. In addition, part-time employees were eligible to participate in the Plan upon completion of 250 hours of service within a consecutive twelve-month period. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and was administered by a committee appointed by the Executive Committee of the Partnership. Prior to April 1, 2000, eligible Partnership employees participated in the Viacom 401(k) Plan.

Investment and Participant Accounts
-----------------------------------

Putnam Fiduciary Trust Company (the "Trustee") was the trustee and custodian of Plan assets. Certain Plan investments were shares of funds managed by the Trustee and therefore qualified as party-in-interest transactions. Subsequent to September 1, 2001, the Trustee was replaced by Mellon Bank, N.A. Employer matching contributions were invested entirely in Viacom Inc. Class B Common Stock.

Plan participants had the option of investing their contributions and account balances among the following funds:

    Growth
    ------
    Capital Guardian Emerging Markets Equity Fund
    Europacific Growth Fund
    Miller, Anderson & Sherrerd, LLP (MAS) Small Cap Fund
    Morgan Stanley Dean Witter (MSDW) Institutional Fund Technology Portfolio Morgan Stanley Dean Witter (MSDW) Institutional Fund U.S. Real Estate
     Portfolio
    Putnam International Voyager Fund
    Putnam Investors Fund
    Putnam S&P 500 Index Fund
    Putnam Voyager Fund
    Trust Company of the West (TCW) Galileo Small Cap Growth Fund
    Viacom Company Stock Fund

                           MTVi GROUP INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

    Growth and Income
    -----------------
    George Putnam Fund of Boston
    Putnam Fund for Growth and Income
    Vanguard Lifestrategy Growth Fund
    Vanguard Lifestrategy Income Fund
    Vanguard Lifestrategy Moderate Growth Fund

    Fixed - Income
    --------------
    Mellon Bank Daily Liquidity Aggregate Bond Index Fund
    Pacific Investment Management Company (PIMCO) High Yield Fund

    Capital Preservation
    --------------------
    Certus Interest Income Fund

Effective January 1, 1994, Viacom Inc. entered into a master trust agreement (the "Master Trust") with the Trustee to combine certain investments of the Viacom 401(k) Plan, affiliated companies' plans, and, effective October 1, 1995, a separate Collective Bargaining Plan (the "CBP"). The Master Trust held assets for the Plan, the Viacom 401(k) Plan, formerly known as the Viacom Investment Plan, affiliated companies' plans and the CBP. The Plan, upon its establishment, was included in the Master Trust. The Master Trust assets were managed by Certus Asset Advisors. Subsequent to September 1, 2001, Certus Asset Advisors were replaced by Primco Capital Management. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans. Note 6 sets forth the Plan's proportionate interest in the Master Trust and certain financial information of the Master Trust.

Contributions
-------------

The Plan permitted participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. The employer's matching contribution was equal to (i) 50% of the first 8% of annual compensation that was contributed on a before-tax basis if base pay was $65,000 or less or (ii) 50% of the first 6% of annual compensation contributed on a before-tax basis if base pay was greater than $65,000. Employer matching contributions were made to Viacom Inc. Class B Common Stock and were nonparticipant directed.

A new employee was permitted to rollover into the Plan part or all of their distributions from an individual retirement account, individual retirement annuity or another qualified plan.

The IRC limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $10,500 for 2001 and 2000. Total compensation considered under the Plan, based on IRC limits, may not exceed $170,000 for 2001 and 2000. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $35,000 or 25% of compensation. All contributions made to the Plan on an annual basis may have been further limited due to certain non-discrimination tests prescribed by the IRC.

                           MTVi GROUP INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

Vesting
-------

Participants in the Plan were immediately vested in their own contributions and earnings thereon. Employer matching contributions vested at 20% per year of service, becoming fully vested after five years of service. If participants terminated employment prior to being vested in their employer matching contributions and received a distribution of the vested portion of their account, the non-vested portion of their account was forfeited and used to pay administrative expenses and to fund future employer matching contributions. Employer matching contributions of $13,666 during the eight months ended September 1, 2001 were forfeited by terminating employees before those amounts became vested and were used to pay administrative expenses.

Loans to Participants
---------------------

The Loan Fund was a separate fund established solely for the purpose of administering loans to participants. Participants were eligible to receive loans based on their account balances. The maximum loan available to a participant was the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan was made. The minimum loan available to a participant was $500. The interest rate on participant loans was established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate and only one loan may have been outstanding at one time. Participants could elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the issuance of the loan. The Plan allowed participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan issuance and repayments of loan principal and interest to the Loan Fund were specifically identified in the respective participants' accounts and allocated in accordance with their current investment elections.

Distributions and Withdrawals
-----------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, could receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants were required to receive a minimum distribution upon attainment of age 70 1/2 unless they were still employed.

Participants who had been in the Plan or affiliated plans at least five years could withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who had participated less than five years were limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan were permitted to receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may have withdrawn all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections were subject to a provision that a participant could make only one such request during each calendar year.

                           MTVi GROUP INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

A participant could obtain a hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship were met. There were no restrictions on the number of hardship withdrawals permitted.

Termination Priorities
----------------------

The Partnership reserved the right by action of its Executive Committee to amend or terminate the Plan provided that such action was in accordance with applicable law. In the event that the Plan was terminated, subject to conditions set forth in ERISA, the Plan provided that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses
-------------

The Partnership paid for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition
-------------------------------------------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class A Common Stock and Class B Common Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment contracts and synthetic investment contracts held by the Master Trust are reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. The loans outstanding during the eight month period ended September 1, 2001 carried interest rates ranging from 9.00% to 10.50%. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                           MTVi GROUP INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

Payment of Benefits
-------------------

Benefits were recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                          At December 31, 2000
                                                       -------------------------
                                                           Units      Fair Value
                                                       ------------   ----------
      *Putnam Voyager Fund .......................         35,860     $ 857,403
       Viacom Inc. Class B Common Stock ..........         16,258       760,077
      *Putnam Investors Fund .....................         29,985       463,873
      *Putnam Fund for Growth and Income .........         13,006       254,401
       Europacific Growth Fund ...................          6,553       205,438

*Identified as a party-in-interest.

                           MTVi GROUP INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

During the eight-month period ended September 1, 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

      Registered Investment Companies:
      -------------------------------
           Capital Guardian Emerging Markets Equity Fund ....................................      $      20
           Europacific Growth Fund ..........................................................        (24,217)
           Miller, Anderson & Sherrerd, LLP (MAS) Small Cap Value Portfolio .................           (860)
           Morgan Stanley Dean Witter (MSDW) Institutional Fund Technology Portfolio ........        (46,281)
           Morgan Stanley Dean Witter (MSDW) Institutional Fund U.S. Real Estate Portfolio ..          3,607
          *Putnam International Voyager Fund ................................................        (16,584)
          *Putnam Investors Fund ............................................................       (117,403)
          *Putnam S&P 500 Index Fund ........................................................        (27,237)
          *Putnam Voyager Fund ..............................................................       (197,743)
           Trust Company of the West (TCW) Galileo Small Cap Growth Fund... .................        (11,082)
          *George Putnam Fund of Boston .....................................................           (878)
          *Putnam Fund for Growth and Income ................................................        (21,272)
           Vanguard Lifestrategy Income Fund ................................................            (58)
           Vanguard Lifestrategy Moderate Growth Fund... ....................................           (669)
           Vanguard Lifestrategy Growth Fund ................................................         (6,174)
           Mellon Bank Daily Liquidity Aggregate Bond Fund ..................................          4,408
           Pacific Investment Management Company (PIMCO) High Yield Fund ....................           (215)
                                                                                                   ----------
                                                                                                    (462,638)
      Common Stock:
      ------------
           Viacom Inc. Common Stock .........................................................       (121,895)
                                                                                                   ----------
      Net depreciation ......................................................................      $(584,533)
                                                                                                   ==========


           *Identified as a party-in-interest.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

During 2001, employer matching contributions were invested entirely in Viacom Inc. Class B Common Stock.

Information about the net assets, at September 1, 2001, and the significant components of the changes in net assets, for the eight-month period ended September 1, 2001 relating to the nonparticipant-directed investments are as follows:

      Net Assets at December 31, 2000:
      Viacom Inc. Class A Common Stock ...................      $  40,251
      Viacom Inc. Class B Common Stock ...................        628,873

      Changes in Net Assets:
      Contributions ......................................        211,407
      Benefits paid to participants ......................        (20,833)
      Net depreciation ...................................        (96,128)
      Other ..............................................        (13,666)
      Transfer to Viacom 401(k) Plan .....................       (749,904)
                                                               ----------
      Net assets at September 1, 2001 ....................       $     --
                                                               ==========

                           MTVi GROUP INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - INCOME TAX STATUS

The Partnership had planned to file an application for a favorable determination letter from the Internal Revenue Service with respect to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code ("IRC"). An application was not made due to the merger of the Plan with the Viacom 401(k) Plan. However, the Plan administrator and the Plan's counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

NOTE 6 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Master Trust was 0% at September 1, 2001 and 0.1 % at December 31, 2000, and the allocated share of investment income for the eight-month period ended September 1, 2001 and the year ended December 31, 2000 was 0.2% and 0.1%, respectively. The allocated share of investment income percentage reflects the income earned over the period that the Plan was part of the Master Trust over the total amount earned by the Master Trust during the period.

The following table presents the investments of the Master Trust:

   Certus Interest Income Fund:                         At September 1, 2001         At December 31, 2000
                                                        --------------------         --------------------
      Guaranteed investment contracts ..............        $ 17,676,915                $   16,563,962
      Synthetic investment contracts ...............          38,608,650                    35,832,613
      Putnam short-term investment fund ............           3,168,830                     2,576,896
                                                            -------------               ---------------
            Net Investments in Master Trust ........        $ 59,454,395                $   54,973,471
                                                            =============               ===============


Investment income of the Master Trust for the eight-month period ended September 1, 2001 is as follows:

      Guaranteed investment contracts ..............         $     730,916
      Synthetic investment contracts ...............             1,529,546
      Putnam short-term investment fund ............               144,695
      Investment manager fees ......................               (13,589)
                                                             -------------
                Net Investment Income ..............         $   2,391,568
                                                             =============

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented at contract value. At September 1, 2001 and December 31, 2000, the fair value of these investments in the Master Trust in the aggregate was $60,945,385 and $55,572,187, respectively, with an average yield of 6.28% and 6.61% for the periods then ended. The return on assets for the eight-month period ended September 1, 2001 was 6.44%.

                                                                      SCHEDULE I

                           MTVi GROUP INVESTMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                  FOR THE EIGHT MONTHS ENDED SEPTEMBER 1, 2001

                                                                           Expenses                    Current Value
                                                                           Incurred                    of Asset on
               Description                Purchase   Selling    Lease        With         Cost of      Transaction     Net Gain
                of Asset                   Price      Price     Rental    Transaction      Asset          Date          (Loss)
----------------------------------------  --------   -------    ------    -----------     -------      -----------  -------------
Series Transactions:
-------------------

    Viacom Inc. Class
     B Common Stock ...     6,223 shares  $320,246                 N/A         N/A         $320,246       $320,246          --
                            1,347 shares              $ 66,237     N/A         N/A         $ 70,014       $66,237      ($3,777)




The above transactions and series of transactions are in excess of 5 percent of the fair value of the Plan's assets as of January 1, 2001, as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                                                       Exhibit I

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-88613, No. 333-55346 and No. 333-36440) of
Viacom Inc. of our report dated February 14, 2002, related to the financial statements of the MTVi Group Investment Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP

New York, New York
February 22, 2002